Contact

www.linkedin.com/in/michael-cavanaugh-094b882 (LinkedIn)
www.floratine.com (Company)

Top Skills

Global Sales Management
Pharmaceutical Marketing
Helicopter and Airplane Pilot

Michael Cavanaugh

Co-owner / Executive V.P.
Newtown Grant, Pennsylvania, United States

Summary

Experienced Executive Vice President with a demonstrated history of working in the biotechnology industry. Skilled in Sales, Biotechnology, Management, Sales Presentations, and Sales Management. Strong business development professional with a MBA focused in Finance from New York University - Leonard N. Stern School of Business.

Experience

Floratine
Exec V.P. / Co-Owner
September 2007 - Present (15 years)

Owner / Partner in specialty turf nutrient company, Floratine, specializing in golf and sports turf industry. Floratine develops and manufactures more than 50 products and has a global distribution network covering 30+ countries. Floratine also owns two proprietary Soil Expert Systems, Ana-Lync Golf / Sports Turf and Solumetrix Soil Expert System for agriculture.

Johnson and Johnson
National Sales Director
September 2005 - September 2007 (2 years 1 month)

OraPharma / J&J
Executive Director Marketing
2003 - 2005 (2 years)

OraPharma Inc.
Marketing Product Director
October 2000 - August 2003 (2 years 11 months)

Biotech start up- launched Arestin

TAP Pharmaceuticals
4 years 11 months

Senior Product Manager
December 1998 - October 2000 (1 year 11 months)

Marketed Prevacid / Biaxin

Senior Sales Training Manager
December 1997 - December 1998 (1 year 1 month)
Deerfield IL

Oncology Sales Specialist
December 1995 - December 1997 (2 years 1 month)

United States Marines
Captain / Pilot
May 1988 - December 1995 (7 years 8 months)
Camp Pendleton, San Diego California

Member of Light Attack Squadron 267. Flew over 100 mission as a part of Operation Restore Hope in Somalia, Africa earning two Air Medals.

Education

New York University - Leonard N. Stern School of Business
MBA, Finance · (2004 - 2006)

Naval Postgraduate School
Aviation Mishap Investigator, Aviation Safety · (1993 - 1993)

Navy Flight School
Pilot, Aerodynamics · (1988 - 1990)

Penn State University
B.S., Marketing · (1984 - 1988)

Woodbridge Senior High School
· (1982 - 1984)